

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 23, 2015

Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, GA 30005

> **Re:   Neenah Paper, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2015**
> **File No. 001-32240**

Dear Ms. Lind:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Audited Financial Statements

Note 13. Business Segment and Geographic Information, page F-41

1.    We note that you do not disclose revenue attributable to your products or groups of similar products pursuant to FASB ASC 280-10-50-40, although you do present revenue attributable to certain of your end markets as part of your August 12, 2015 investor presentation (i.e., slides 6 and 12), located on your website. Each of these end markets appears to be a group of similar products for the purpose of revenue disclosure. Please disclose the revenue attributable to your end markets to comply with FASB ASC 280-10-50-40.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 21</u>

<u>Compensation Discussion and Analysis, page 21</u>

2.    Please expand your discussion and analysis of the compensation you awarded to your named executive officers to address the significant changes to your compensation program for the fiscal year ended December 31, 2014. For example, explain why you lowered the threshold, target, and outstanding levels associated with the return on capital component of your performance share unit awards in fiscal year 2014. Refer to Item 402(b) of Regulation S-K. If you do not believe that such enhanced disclosure is required, please provide us with a detailed analysis as to why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources